UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PHILLIPS-VAN HEUSEN CORPORATION

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

718592 10 8

(CUSIP Number)

Ryerson Symons, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Tommy Hilfiger Holding S.à.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Nova Liquidator Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[2]
14.	Type of Reporting Person (See Instructions) OO

[2]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax US VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI-1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[5]
14.	Type of Reporting Person (See Instructions) PN

[5]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax US VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[6]
14.	Type of Reporting Person (See Instructions) PN

[6]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax US VII GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[7]
14.	Type of Reporting Person (See Instructions) OO

[7]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI GP L.P. Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[8]
14.	Type of Reporting Person (See Instructions) OO

[8]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Europe VI GP Co. Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[9]
14.	Type of Reporting Person (See Instructions) OO

[9]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. Apax Partners Europe Managers Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[10]
14.	Type of Reporting Person (See Instructions) OO

[10]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

CUSIP No. 718592 10 8

1.	Names of Reporting Persons. John F. Megrue
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 4,422,322
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 4,422,322
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,422,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 6.59%[11]
14.	Type of Reporting Person (See Instructions) IN

[11]	Based on 67,077,455 shares of Common Stock of the Issuer outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011.

This Amendment No. 1 to Schedule 13D relates to the Common Stock , $1.00 par value per share (the “Common Stock”), of Phillips-Van Heusen Corporation, a Delaware corporation (the “Issuer”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D, dated May 17, 2010, by the Reporting Persons (the “Initial Statement”, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”). The principal executive offices of the Issuer are located at 200 Madison Avenue, New York, New York 10016. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial Statement.

Item 2. Identity and Background

Item 2 of the Initial Statement is hereby supplemented by inserting the following paragraph immediately following the sixth paragraph in Item 2:

Following final determination of the purchase price under the Purchase Agreement in September 2010, the THH Sarl Common Shares (as defined in the Initial Statement) held in escrow pursuant to the arrangements entered into on the Closing Date were released therefrom. No THH Sarl Common Shares were required to satisfy any purchase price adjustment. On or about April 27, 2011, pursuant to the voluntary liquidation of THH Sarl and in accordance with instructions from the Liquidator, 1,041,113 THH Sarl Common Shares were distributed to the holders of interests in THH Sarl that elected to receive their allocable portion of such shares (the Apax Europe Funds, the Apax US Fund and certain other investors waived their right to receive such distribution and therefore the allocable portion of their shares continue to be held by THH Sarl). Following the distribution, THH Sarl may be deemed to beneficially own 4,422,322 shares of Common Stock.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and certain other persons listed in this Item 2 is set forth on Schedule A.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows

The information set forth in the cover pages of this Schedule 13D and Item 2 (in each case as amended and supplemented by this Amendment No. 1) is incorporated herein by reference:

(a) and (b).

As a result of the consummation of the Transaction and subsequent distribution of shares described in Item 2, THH Sarl may be deemed to beneficially own 4,422,322 shares of Common Stock, which amount constitutes approximately 6.59% of the outstanding Common Stock, based on 67,077,455 shares of Common Stock outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended January 30, 2011. Each of the Apax US Fund, the Apax US Fund GPs, Mr. Megrue, the Apax Europe Funds, the Apax Europe Funds GPs and Apax Partners Europe Managers Ltd, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such shares of Common Stock. In addition, the Liquidator, as a result of its ability to instruct the voting or disposition of such shares of Common Stock held by THH Sarl in its role as liquidator managing the liquidation of THH Sarl, as described in Item 2, may be deemed to have or share beneficial ownership of such shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than THH Sarl, that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c).

Except for the arrangements described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Common Stock have been effected during the past 60 days by any person named in Item 5(a).

(d).

To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e).

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 5, 2011

TOMMY HILFIGER HOLDING S.À.R.L.

By:	Nova Liquidator LTD

By:	/s/ M. Alain Steichen

Name:	M. Alain Steichen
Title:	Authorized Signatory

NOVA LIQUIDATOR LTD

By:	/s/ M. Alain Steichen

Name:	M. Alain Steichen
Title:	Authorized Signatory

APAX WW NOMINEES LTD., AS NOMINEE FOR APAX EUROPE VI - A, L.P. AND APAX EUROPE VI - 1, L.P.

By:	/s/ Ian Jones

Name:	Ian Jones
Title:	Director

By:	/s/ Martin Halusa

Name:	Martin Halusa
Title:	Director

FOR AND ON BEHALF OF APAX PARTNERS EUROPE MANAGERS LTD, AS MANAGER OF APAX EUROPE VI - A, L.P.

By:	/s/ Ian Jones

Name:	Ian Jones
Title:	Director

By:	/s/ Martin Halusa

Name:	Martin Halusa
Title:	Director

FOR AND ON BEHALF OF APAX PARTNERS EUROPE MANAGERS LTD, AS MANAGER OF APAX EUROPE VI - 1, L.P.

By:	/s/ Ian Jones

Name:	Ian Jones
Title:	Director

By:	/s/ Martin Halusa

Name:	Martin Halusa
Title:	Director

APAX EUROPE VI GP L.P. INC.

By:	APAX EUROPE VI GP CO. LIMITED, its general partner

By:	/s/ Denise Fallaize

Name:	Denise Fallaize
Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Denise Fallaize

Name:	Denise Fallaize
Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Ian Jones

Name:	Ian Jones
Title:	Director

By:	/s/ Martin Halusa

Name:	Martin Halusa
Title:	Director

APAX US VII, L.P.

By:	APAX US VII GP, L.P., its general partner

By:	APAX US VII GP, LTD., its general partner

By:	/s/ John Megrue

Name:	John Megrue
Title:	CEO

APAX US VII GP, L.P.

By:	APAX US VII GP, LTD., its general partner

By:	/s/ John Megrue

Name:	John Megrue
Title:	CEO

APAX US VII GP, LTD.

By:	/s/ John Megrue

Name:	John Megrue
Title:	CEO

JOHN F. MEGRUE

By:	/s/ John Megrue

Schedule A

Name	Present Principal Occupation or Employment and Business Address
Martin Halusa Director of Apax Partners Europe Managers Ltd (Austrian citizen)	Partner of Apax Partners LLP 33 Jermyn Street London SWIY 6DN

Ian Jones Director of Apax Partners Europe Managers Ltd (British citizen)	Partner of Apax Partners LLP 33 Jermyn Street London SWIY 6DN

Denise Fallaize Director of Apax Europe VI GP Co. Limited (British citizen)	Third Floor Royal Bank Place 1 Glategny Esplanade St. Peter Port Guernsey, GY1 2HJ

Jeremy Arnold Director of Apax Europe VI GP Co. Limited (British citizen)	Third Floor Royal Bank Place 1 Glategny Esplanade St. Peter Port Guernsey, GY1 2HJ

Andrew Guille Director of Apax Europe VI GP Co. Limited (British citizen)	Third Floor Royal Bank Place 1 Glategny Esplanade St. Peter Port Guernsey, GY1 2HJ

David Staples Director of Apax Europe VI GP Co. Limited (British citizen)	Third Floor Royal Bank Place 1 Glategny Esplanade St. Peter Port Guernsey, GY1 2HJ

Steve Hare Director of Apax Europe VI GP Co. Limited (British citizen)	Partner of Apax Partners LLP 33 Jermyn Street London SWIY 6DN

John F. Megrue Director of Apax US VII GP, Ltd. (United States Citizen)	Chief Executive Officer of Apax Partners, L.P. 601 Lexington Avenue, 53rd Floor New York, NY 10022

Nico Hansen Vice President of Apax US VII GP, Ltd. (German Citizen)	Partner of Apax Partners, L.P. 33 Jermyn Street London SWIY 6DN

Robert Marsden Chief Financial Officer of Apax US VII GP, Ltd.	Chief Financial Officer of Apax Partners, L.P. 601 Lexington Avenue, 53rd Floor

(United States Citizen)	New York, NY 10022

Christian Stahl Vice President of Apax US VII GP, Ltd. (German Citizen)	Partner of Apax Partners, L.P. 33 Jermyn Street London SWIY 6DN

William Gumina Vice President of Apax US VII GP, Ltd. (United States Citizen)	Partner of Apax Partners, L.P. 601 Lexington Avenue, 53rd Floor New York, NY 10022

Mitch Truwit Vice President of Apax US VII GP, Ltd. (United States Citizen)	Partner of Apax Partners, L.P. 601 Lexington Avenue, 53rd Floor New York, NY 10022